UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 20, 2024 (May 17, 2024)

SOUTHSTATE CORPORATION

(Exact name of registrant as specified in its charter)

South Carolina (State or Other Jurisdiction of Incorporation)	001-12669 (Commission File Number)	57-0799315 (IRS Employer Identification No.)

1101 First Street South, Suite 202 Winter Haven, FL (Address of principal executive offices)	33880 (Zip Code)

(863) 293-4710

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $2.50 per share	SSB	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company       ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

4
Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On May 17, 2024, SouthState Corporation, a South Carolina corporation (“SouthState”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Independent Bank Group, Inc., a Texas corporation (“IBTX”).

The Merger Agreement provides that, among other things and on the terms and subject to the conditions set forth therein, SouthState will acquire IBTX in an all-stock transaction by means of a merger of IBTX with and into SouthState (the “Merger”) with SouthState surviving the Merger. Immediately following the Merger, IBTX’s wholly owned banking subsidiary, Independent Bank (d/b/a Independent Financial), will merge with and into SouthState’s wholly owned banking subsidiary, SouthState Bank, National Association (the “Bank Merger”), with SouthState Bank, National Association surviving the Bank Merger and continuing as the surviving bank. The Merger Agreement was approved by the board of directors of each of SouthState and IBTX by the unanimous vote of the directors present at the applicable meeting.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $0.01 per share, of IBTX (the “IBTX Common Stock”), other than certain shares held by IBTX or SouthState, will be converted into the right to receive 0.60 shares (the “Exchange Ratio”) of common stock, par value $2.50 per share, of SouthState (the “SouthState Common Stock”). Holders of IBTX Common Stock will receive cash in lieu of fractional shares.

At the effective time of the Merger, each outstanding restricted stock award with respect to shares of IBTX Common Stock will vest and be converted into the right to receive a number of shares of SouthState Common Stock equal to the product (rounded to the nearest whole number) of (a) the number of shares of IBTX Common Stock subject to such award multiplied by (b) the Exchange Ratio.

At the effective time of the Merger, each outstanding performance restricted stock unit award with respect to shares of IBTX Common Stock will vest and be converted into the right to receive (a) a number of shares of SouthState Common Stock equal to the product (rounded to the nearest whole number) of (i) the number of shares of IBTX Common Stock subject to such award immediately prior to the effective time of the Merger based on the higher of target performance and actual performance through the effective time of the Merger as reasonably determined by the compensation committee of the board of directors of IBTX multiplied by (ii) the Exchange Ratio, plus (b) a cash payment in respect of any accrued but unpaid dividend equivalents on such award.

Post-Closing Governance

At the effective time of the Merger, three directors of IBTX as of immediately prior to the effective time of the Merger will be added to SouthState’s board of directors.  The three new directors will include the current Chairman and Chief Executive Officer of IBTX, David R. Brooks, the current Lead Independent Director of IBTX, G. Stacy Smith, and one additional IBTX director to be mutually agreed by SouthState and IBTX.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties made by both SouthState and IBTX, and each party has agreed to customary covenants, including, among others, covenants relating to (a) the conduct of its business during the interim period between the date of the Merger Agreement and the effective time of the Merger, (b) its obligation to call a meeting of its shareholders to approve the Merger Agreement (and, in the case of SouthState, to approve the issuance of shares of SouthState Common Stock in the Merger) and, subject to certain exceptions, to recommend that its shareholders approve such proposals and (c) certain non-solicitation obligations related to alternative business combination proposals.

In addition, each of SouthState and IBTX has agreed to use its reasonable best efforts to obtain as promptly as practicable all consents required to be obtained from any governmental authority or other third party that are necessary or advisable to consummate the Merger and the Bank Merger. Notwithstanding that general obligation to obtain such consents from governmental authorities, neither party is required to take any action that would reasonably be expected to have a material adverse effect on SouthState and its subsidiaries, taken as a whole, after giving effect to the Merger (measured for purposes of such determination relative only to the size of IBTX and its subsidiaries, taken as a whole) (a “Materially Burdensome Condition”).

Closing Conditions

The completion of the Merger is subject to customary conditions, including (a) approval of the Merger Agreement by each of SouthState’s and IBTX’s respective shareholders and approval of the issuance of shares of SouthState Common Stock to be issued in the Merger by SouthState’s shareholders, (b)  approval for listing on the NYSE of the shares of SouthState Common Stock to be issued in the Merger, subject to official notice of issuance, (c) the receipt of specified governmental consents and approvals, and termination or expiration of all applicable waiting periods in respect thereof, in each case without the imposition of a Materially Burdensome Condition, (d) effectiveness of a registration statement on Form S-4 for the shares of SouthState Common Stock to be issued in the Merger, and (e) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger or the Bank Merger or prohibiting or making illegal the completion of the Merger or the Bank Merger. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) receipt by such party of an opinion from counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Termination; Termination Fees

The Merger Agreement provides certain termination rights for both SouthState and IBTX and further provides that a termination fee of $60,915,000 will be payable by IBTX to SouthState or a termination fee of $186,000,000 will be payable by SouthState to IBTX, as applicable, in the event the Merger Agreement is terminated (a) because the board of directors of the party required to pay such fee changes its recommendation that its shareholders approve the Merger Agreement, or such party or its board of directors materially breaches its covenants relating to its obligation to make such recommendation and certain non-solicitation obligations related to alternative business combination proposals or (b) under certain circumstances where an alternative business combination proposal has been communicated to the board of directors of such party or is made publicly to such party’s shareholders and, within 12 months of the termination of the Merger Agreement in certain circumstances, such party enters into a definitive agreement or consummates a transaction with respect to such alternative business combination proposal.

Important Statement Regarding Merger Agreement

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement (other than, in the case of certain covenants, third party beneficiaries expressly identified therein), may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors.  Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.  In addition, such representations and warranties (a) will not survive consummation of the Merger and (b) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.  Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding IBTX or SouthState, their respective affiliates or their respective businesses.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding IBTX, SouthState, their respective affiliates and their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of SouthState and IBTX and also constitute a prospectus of SouthState, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that each of SouthState and IBTX make with the Securities and Exchange Commission.

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, each member of the board of directors of IBTX and Vincent J. Viola, who collectively hold approximately 13.2% of IBTX Common Stock, entered into a support agreement with SouthState (the “IBTX Support Agreements”), pursuant to which, among other things, each has agreed, subject to the terms of the applicable IBTX Support Agreement, to (a) vote the shares of IBTX Common Stock of which he or she holds and has the power to vote or direct the voting (the “Subject IBTX Shares”) in favor of the approval of the Merger Agreement and (b) not transfer his or her Subject IBTX Shares, with certain limited exceptions.  Each IBTX Support Agreement will terminate upon the earlier of (i) termination of the Merger Agreement, (ii) IBTX or its board of directors having changed its recommendation that IBTX shareholders vote in favor of approval of the Merger Agreement (which recommendation change was approved by IBTX’s board of directors) or (iii) the effective time of the Merger.

Concurrently with the execution and delivery of the Merger Agreement, each member of the board of directors of SouthState, who collectively hold approximately 0.63% of SouthState Common Stock, entered into a support agreement with IBTX (the “SouthState Support Agreement”), pursuant to which, among other things, each has agreed, subject to the terms of the SouthState Support Agreement, to (a) vote the shares of SouthState Common Stock of which he or she holds and has the power to vote or direct the voting (the “Subject SouthState Shares”) in favor of the approval of the Merger Agreement and the issuance of SouthState Common Stock in the Merger and (b) not transfer his or her Subject SouthState Shares, with certain limited exceptions.  The SouthState Support Agreement will terminate upon the earlier of (i) termination of the Merger Agreement, (ii) SouthState or its board of directors having changed its recommendation that SouthState shareholders vote in favor of approval of the Merger Agreement and the issuance of SouthState Common Stock in connection with the Merger (which recommendation change was approved by SouthState’s board of directors) or (iii) the effective time of the Merger.

The foregoing description of the IBTX Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the IBTX Support Agreement, a form of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Transition Agreement

Concurrently with the execution and delivery of the Merger Agreement, SouthState entered into a transition agreement with Mr. David Brooks setting forth the terms of his service as a member of the board of directors of SouthState for a period from the effective time of the Merger until the date of SouthState’s annual meeting of shareholders expected to be held in April 2027 (subject to his election to the board of directors at each of the preceding annual meetings following the effective time of the Merger). At the effective time of the Merger, Mr. Brooks will also receive, subject to his execution and non-revocation of a release of claims, a cash payment in the amount of $12,800,000, representing his contractual entitlement to certain cash payments under his existing change in control severance agreement with IBTX. In addition, in recognition of Mr. Brooks’ contributions to IBTX in connection with the Merger, he will receive, subject to his execution and non-revocation of a release of claims, a cash transaction bonus of $5,000,000, which will be paid to him by no later than December 31, 2024 (and will be subject to repayment in the event the Merger is not consummated or the Merger Agreement is otherwise terminated). Mr. Brooks will otherwise be eligible to receive compensation and benefits on the same terms as other non-employee members of the SouthState board of directors. Mr. Brooks will be subject to restrictions on non-competition and non-solicitation for a period of two years and one year, respectively, following the effective time of the Merger, as well as on confidentiality and nondisparagement.

The foregoing summary of the transition agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the transition agreement, which will be filed as an exhibit to SouthState’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024.

Item 7.01.	Regulation FD Disclosure.

On May 20, 2024, SouthState and IBTX issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

In connection with the announcement of the Merger Agreement, SouthState and IBTX intend to provide supplemental information regarding the proposed transaction in presentations to analysts and investors. The slides that will be available in connection with the presentations are attached hereto as Exhibit 99.2 and are incorporated by reference herein.

The information provided under Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2, is being furnished and is not deemed to be “filed” with the SEC for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section and is not incorporated by reference into any filing of SouthState under the Securities Act or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Current Report on Form 8-K in such a filing. SouthState does not incorporate by reference to this Current Report on Form 8-K information presented at any website referenced in this report or in any of the Exhibits attached hereto.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and other related federal securities laws. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, including information about Independent Bank Group, Inc.’s (“IBTX”), SouthState Corporation’s (“SouthState”) or the combined company’s possible or assumed future results of operations, including its future revenues, income, expenses, provision for taxes, effective tax rate, earnings (loss) per share and cash flows, its future capital expenditures and dividends, its future financial condition and changes therein, including changes in IBTX’s, SouthState’s or the combined company’s loan portfolio and allowance for credit losses, IBTX’s, SouthState’s or the combined company’s future capital structure or changes therein, the plan and objectives of management for future operations, IBTX’s, SouthState’s or the combined company’s future or proposed acquisitions, the future or expected effect of acquisitions on IBTX’s, SouthState’s or the combined company’s operations, results of operations and financial condition, IBTX’s, SouthState’s or the combined company’s future economic performance and the statements of the assumptions underlying any such statement. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is estimated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that IBTX and SouthState make are based on their current plans, estimates, expectations, ambitions and assumptions regarding IBTX’s, SouthState’s and the combined company’s business, the economy and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are beyond the control of IBTX and SouthState. IBTX’s, SouthState’s and the combined company’s actual results may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Many possible events or factors could affect IBTX’s, SouthState’s and the combined company’s future financial results and performance and could cause those results or performance to differ materially from those expressed in the forward-looking statements. In addition to factors previously disclosed in IBTX’s and SouthState’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBTX and SouthState providing for the acquisition of IBTX by SouthState (the “Transaction”); (2) the outcome of any legal proceedings that may be instituted against IBTX or SouthState; (3) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); (4) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which IBTX and SouthState operate; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (7) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (8) reputational risk and potential adverse reactions of IBTX’s or SouthState’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; (9) the dilution caused by SouthState’s issuance of additional shares of its capital stock in connection with the Transaction; (10) a material adverse change in the financial condition of SouthState or IBTX; (11) general competitive, economic, political and market conditions; (12) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; (13) the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and (14) other factors that may affect future results of IBTX and SouthState including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause IBTX’s, SouthState’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm IBTX’s, SouthState’s or the combined company’s results.

IBTX and SouthState urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by IBTX and/or SouthState. As a result of these and other matters, including changes in facts, assumptions not being realized or other factors, the actual results relating to the subject matter of any forward-looking statement may differ materially from the anticipated results expressed or implied in that forward-looking statement. Any forward-looking statement made in this Current Report on Form 8-K or made by IBTX or SouthState in any report, filing, document or information incorporated by reference in this Current Report on Form 8-K, speaks only as of the date on which it is made. IBTX and SouthState undertake no obligation to update any such forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. IBTX and SouthState believe that these assumptions or bases have been chosen in good faith and that they are reasonable. However, IBTX and SouthState caution you that assumptions as to future occurrences or results almost always vary from actual future occurrences or results, and the differences between assumptions and actual occurrences and results can be material. Therefore, IBTX and SouthState caution you not to place undue reliance on the forward-looking statements contained in this filing or incorporated by reference herein.

If IBTX or SouthState update one or more forward-looking statements, no inference should be drawn that IBTX or SouthState will make additional updates with respect to those or other forward-looking statements. Further information regarding IBTX, SouthState and factors which could affect the forward-looking statements contained herein can be found in IBTX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1564618/000156461824000025/ibtx-20231231.htm), and its other filings with the SEC, and in SouthState’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/764038/000155837024002302/ssb-20231231x10k.htm), and its other filings with the SEC.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This Current Report on Form 8-K does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, SouthState will file with the SEC a Registration Statement on Form S-4 to register the shares of SouthState capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of SouthState and IBTX that also constitutes a prospectus of SouthState. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of SouthState and IBTX seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SOUTHSTATE, IBTX, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by IBTX or SouthState through the website maintained by the SEC at http://www.sec.gov or from SouthState at its website, https://southstatecorporation.q4ir.com, or from IBTX at its website, https://ir.ifinancial.com. Documents filed with the SEC by SouthState will be available free of charge by accessing the “SEC Filings” tab of SouthState’s website at https://southstatecorporation.q4ir.com, or alternatively by directing a request by mail to SouthState’s Corporate Secretary, 1101 First Street South, Suite 202, Winter Haven, FL 33880, and documents filed with the SEC by IBTX will be available free of charge by accessing IBTX’s website at https://ir.ifinancial.com under the “SEC Filings” tab or, alternatively, by directing a request by mail to IBTX’s Corporate Secretary, 7777 Henneman Way, McKinney, TX 75070-1711.

PARTICIPANTS IN THE SOLICITATION

IBTX, SouthState and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IBTX and SouthState in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IBTX and SouthState and other persons who may be deemed to be participants in the solicitation of shareholders of IBTX and SouthState in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC.

Information about the directors and executive officers of IBTX and their ownership of IBTX Common Stock is also set forth in the definitive proxy statement for IBTX’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 26, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1564618/000156461824000071/ibtx-20240425.htm). Information about the directors and executive officers of IBTX, their ownership of IBTX Common Stock, and IBTX’s transactions with related persons is set forth in the sections entitled “Our Board of Directors”, “Compensation Discussion & Analysis”, “CEO Pay Ratio” and “Pay Versus Performance” of such definitive proxy statement. To the extent holdings of IBTX Common Stock by the directors and executive officers of IBTX have changed from the amounts of IBTX Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of SouthState and their ownership of SouthState Common Stock can also be found in SouthState’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 8, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/764038/000155837024002793/ssb-20240424xdef14a.htm) and other documents subsequently filed by SouthState with the SEC. Information about the directors and executive officers of SouthState, their ownership of SouthState Common Stock, and SouthState ’s transactions with related persons is set forth in the sections entitled “Our Directors”, “Director Independence”, “Related Person and Certain Other Transactions”, “Stock Ownership of Directors, Executive Officers, and Certain Beneficial Owners”, “Director Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report”, “Executive Compensation”, “CEO Pay Ratio” and “Pay Versus Performance” of such definitive proxy statement, and the section entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of SouthState’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC on March 4, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/764038/000155837024002302/ssb-20231231x10k.htm). To the extent holdings of SouthState Common Stock by the directors and executive officers of SouthState have changed from the amounts of SouthState Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, including: the Form 4s filed by Sara Arana on March 6, Daniel Bockhorst on March 4 and March 20, Renee Brooks on March 4 and March 19, Ronald Cofield on May 2, Shantella Cooper on May 2 and May 8, John Corbett on March 4, Jean Davis on May 2, Martin Bernard Davis on May 2, Beth DeSimone on March 4, Douglas

Hertz on May 2 and May 8, Greg Lapointe on March 4 and March 5, William Matthews V on March 4, Richard Murray IV on March 4 and March 21, G. Ruffner Page Jr. on May 2 and May 8, William Pou Jr. on May 2, James Roquemore on May 2, David Salyers on May 2, Joshua Snively on May 2, Douglas Lloyd Williams on March 4 and Stephen Dean Young on March 4. Free copies of these documents may be obtained as described above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of May 17, 2024, by and between SouthState and IBTX*

10.1	Form of IBTX Support Agreement, dated as of May 17, 2024, by and between SouthState and each director of IBTX and Vincent J. Viola

99.1	Joint Press Release of SouthState and IBTX, dated as of May 20, 2024

99.2	Investor Presentation, dated as of May 20, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules (or similar attachments) upon request by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHSTATE CORPORATION
(Registrant)

By:	/s/ William E. Matthews, V
William E. Matthews, V
Senior Executive Vice President and
Chief Financial Officer

Dated: May 20, 2024